03013996

AB 3/6/03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

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SEC FILE NUMBER
8- 46459

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 AND ENDING 12/31/2002
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Saunders Discount Brokerage, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5516 Silver Birch Lane
(No. and Street)

Midlothian, VA 23112
(City) (State) (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED MAR 03 2003 WASH, D.C. 165

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

H. Mark Saunders, President (804) 320-8800
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

7200 Glen Forest Drive, Suite 203 Richmond, VA 23226
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 20 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond

RB 3/19

unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, H. Mark Saunders, President, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Saunders Discount Brokerage, Inc., as of **December 31, 2002,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PAUL A. SAUNDERS
COMMONWEALTH OF VIRGINIA
NOTARY PUBLIC

McGladrey & Pullen
Certified Public Accountants

SAUNDERS DISCOUNT BROKERAGE, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

This report is filed pursuant to rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a public document.

SAUNDERS DISCOUNT BROKERAGE, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

This report is filed pursuant to rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a public document.

CONTENTS

McGladrey & Pullen

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Stockholder
Saunders Discount Brokerage, Inc.
Richmond, Virginia

We have audited the accompanying statement of financial condition of Saunders Discount Brokerage, Inc. (the "Company") as of December 31, 2002 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Saunders Discount Brokerage, Inc. as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Richmond, Virginia
February 25, 2003

SAUNDERS DISCOUNT BROKERAGE, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2002

ASSETS		
Current Assets		
Cash and cash equivalents	$	10,888
Commissions receivable		2,698
		13,586
Furniture and equipment, at cost, less accumulated depreciation of $4,762		3,722
	$	17,308
STOCKHOLDER'S EQUITY		
Stockholder's Equity		
Common stock, $5 par value, 10,000 shares authorized; 2,000 shares issued and outstanding	$	10,000
Additional paid-in capital		36,500
Accumulated deficit		(29,192)
		17,308
	$	17,308

See Notes to Statement of Financial Condition.

SAUNDERS DISCOUNT BROKERAGE, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: As a broker and dealer in securities, Saunders Discount Brokerage, Inc. (the "Company") is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD) and operates in the Richmond, Virginia metropolitan area. The Company also engages in the sale of insurance products as an agency or broker.

The Company transacts subscription applications for mutual funds received in connection with its mutual fund business to the mutual fund companies. The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers, and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

The Company's significant accounting policies are as follows:

Income taxes: The Company has elected by consent of its stockholder to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under these provisions, the Company does not pay Federal and State corporate income taxes on its corporate income. Instead the Company's income is included in the income of its stockholder for Federal and State income tax purposes.

Depreciation: Office furniture and equipment are stated at cost, less accumulated depreciation. Depreciation is provided on a straight-line basis using estimated useful lives of five to seven years.

Cash equivalents: For purposes of the statement of cash flows, the Company has defined cash equivalents as money market investments.

Use of estimates: The presentation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2002, the Company had net capital and minimum net capital required of $13,586 and $5,000, respectively.